Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com


June 30, 2005

Securities and Exchange Commission
455 East Fifth Street N.W.
Washington, D.C. 20549


Re: Amended 10QSB for Gold Standard, Inc., a Utah corporation for the quarter ended January 31, 2005

Dear Ladies and Gentlemen:

          This letter is to explain the revisions to the Quarterly Report on Form 10QSB for the above referenced Company.

          1) All of the heading in the financial statements now include the wording "An Exploration Stage Company."

          2) The Balance Sheet has now two accumulated deficit numbers, one for the period November 1, 1996 through January 31, 2005, and for the period prior to November 1, 1996.

          3) The Statement of Operations and Statement of Cash Flows now include a cumulative column for the period from November 1, 1996 through January 31, 2005.

          4) Note 1. We removed the paragraph referring to Investment in Mining Activities and replaced it with a paragraph entitled "Exploration Stage Company."

          5) We have removed all references throughout the document to "ceased" operations and replaced with "curtailed."

          6) We deleted a paragraph in Note 6 - Income Taxes that referred to the Valuation Allowance.

          7) We removed all references to our office in Brazil, that has been closed and the physical assets sold.

          8)   We have inserted a new Controls and Procedures section.

     These are the changes that have been made to the Quarterly Report on Form 10QSB for the quarter ended January 31, 2005.


                              Very sincerely yours,

                              /s/Leonard W. Burningham
                              Leonard W. Burningham
LWB/sg
enclosure